#KINDNESSREQUEST by hunniwater







Where would you like to see Kindness?

Location_____

Location Type
☐ Café
☐ Restaurant
☐ Workplace
☐ Store
☐ School/University
Other_____

Name/Email (opt.) _____

Please share Kindness!
Direct distribution available. Contact info@hunniwater.com or 425-582-0671 or ask your distributor to carry and deliver Kindness!

Case size: 12 pack of 11.5oz cans

8 93324 00180 4



We think Kindness is cool and BEElieve Kind folks are the best Kind of folks!